Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Fifth Amended and Restated 2016 Share Option and Incentive Plan and the Sixth Amended and Restated 2018 Employee Share Purchase Plan of BeOne Medicines Ltd. of our reports dated February 26, 2026, with respect to the consolidated financial statements of BeOne Medicines Ltd., and the financial statement schedule listed in Item 15, and the effectiveness of internal control over financial reporting of BeOne Medicines Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 11, 2026